Contacts:  Kelly J. Price
Chief Financial Officer
(206) 298-2909
or
Roy Winnick or Mark Semer
Kekst and Company
(212) 521-4842 or 4802


EMERITUS TERMINATES TENDER OFFER FOR ARV ASSISTED LIVING

SEATTLE, January 30, 1998 -- Emeritus Corporation (Amex: ESC) today announced that it has terminated its $17.50 per share cash tender offer for all outstanding shares of common stock of ARV Assisted Living, Inc. (Amex: SRS; formerly Nasdaq: ARVI). Emeritus' termination was in accordance with the terms of the Offer. No shares were purchased pursuant to the Offer, and any tendered shares will be returned promptly.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than 11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."
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